UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-34656

H World Group Limited

(Registrant’s name)

No. 1299 Fenghua Road

Jiading District

Shanghai
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including Exhibit 99.1and Exhibit 99.2 hereto, is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 19, 2021 (Registration No. 333-258001), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Document
Exhibit 99.1	H World Group Limited Announces Voting Results of 2024 Annual General Meeting
Exhibit 99.2	Amended and Restated 2023 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H World Group Limited
(Registrant)

Date: June 27, 2024	By:	/s/ Qi Ji
	Name:	Qi Ji
	Title:	Executive Chairman of the Board of Directors

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